Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

5 September 2017

PRIMA SECURES JAPANESE PATENT GRANT FOR LEAD PRODUCT IMP321 IN INFECTIOUS DISEASE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces the grant of patent number 6169734 entitled “Use of Recombinant LAG-3 or the Derivatives thereof for Eliciting Monocyte Immune Response” by the Japanese Patent Office.

This Japanese patent was filed as a divisional application and follows the grant of the Japanese parent patent which was issued in April 2016, as previously reported to the ASX.

The claims of this new patent are geared toward the use of Prima’s lead candidate IMP321 in the treatment of infectious diseases. IMP321 will be used alone or in combination with an anti-infectious chemotherapeutic agent or anti-infectious immunotherapeutic agent to induce an increase in monocyte numbers - a type of white blood cell - in order to protect against infectious disease. Most notably, the new patent points to the broader potential of IMP321 as an immunostimulant and provides patent protection in Japan for an additional range of possible clinical indications, beyond cancer.

The patent expiry date is 3 October 2028.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au   ABN: 90 009 237 889